6

R:\Legal\SEC Filings\13D (NEA Class A, December 2004).doc

R:\Legal\SEC Filings\13D (NEA Class A, December 2004).doc

Ms. Charlotte W. Krinsly

December 13, 2004

R:\Legal\SEC Filings\13D (NEA Class A, December 2004).doc

A-2

EXHIBIT A

R:\Legal\SEC Filings\13D (NEA Class A, December 2004).doc

A-1